

07008285

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18805

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/1/2006 (MM/DD/YY) AND ENDING 8/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joe Jolly & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 North 20th Street, 2350 Wachovia Tower
(No. and Street)

Birmingham (City) Alabama (State) 35203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol Pilleteri, Accountant (205) 252-2105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donaldson, Holman & West, P.C.
(Name – *if individual, state last, first, middle name*)

3500 Blue Lake Drive, Suite 325 (Address) Birmingham (City) Alabama (State) 35243 (Zip Code)

PROCESSED
NOV 14 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 31 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Jolly, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joe Jolly & Co., Inc., as of August 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: Aug 12, 2011
BONDED THRU NOTARY PUBLIC UNDERWRITERS

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC


SEC MAIL PROCESSING
RECEIVED
OCT 3 1 2007
WASH, D.C.
185
SECTION

AUDITED STATEMENT OF FINANCIAL CONDITION

DATE—August 31, 2007

Joe Jolly & Company, Inc.
(Name of Respondent)

420 North 20th Street, 2350 Wachovia Tower, Birmingham, Alabama 35203
(Address of principal executive office)

Joe Jolly, Jr.
President
Joe Jolly & Company, Inc.
420 North 20th Street, 2350 SouthTrust Tower
Birmingham, Alabama 35203
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

AUDITED STATEMENT OF FINANCIAL CONDITION

JOE JOLLY & COMPANY, INC.

August 31, 2007

Table of Contents



Donaldson, Holman & West, P.C.

Certified Public Accountants • Business and Financial Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Joe Jolly & Company, Inc.
Birmingham, Alabama

We have audited the statement of financial condition of Joe Jolly & Company, Inc., as of August 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to in the first paragraph presents fairly, in all material respects, the financial position of Joe Jolly & Company, Inc., as of August 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Donaldson, Holman & West, PC

October 29, 2007

3500 Blue Lake Drive, Suite 325, Birmingham, Alabama 35243-1977
TEL 205/278-0001 • FAX 205/278-0003 • www.dhwcpa.com

JOE JOLLY & COMPANY, INC.

Audited Statement of Financial Condition
August 31, 2007

Assets

Cash and cash equivalents	$ 984,850
Cash segregated under federal and other regulations	459,886
Receivables	
Brokers and dealers	362,000
Employee advances	38,600
Interest	86,102
Notes receivable—stockholder	1,000,000
Securities owned	4,951,794
Property and equipment, net of accumulated depreciation of $260,312	152,858
Deferred income taxes	32,675
Investments in oil and gas wells	25,000
Cash value of life insurance	101,636
Other assets	650
	$8,196,051

See accompanying notes to statement of financial condition.

JOE JOLLY & COMPANY, INC.

Audited Statement of Financial Condition
August 31, 2007

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 15,648
Accounts payable to customers	434,806
Accrued commission expense	182,000
Accrued expenses and other liabilities	400,558
Deferred income taxes	84,268
	1,117,280
Stockholder's equity	
Common stock, $100 par value; 250 shares authorized, 100 shares issued and outstanding	10,000
Retained earnings	7,068,771
	7,078,771
	$8,196,051

See accompanying notes to statement of financial condition.

JOE JOLLY & COMPANY, INC.

Notes to Statement of Financial Condition
August 31, 2007

Note 1—Description of business and significant accounting policies

Nature of business

Joe Jolly & Company, Inc. (the "Company") is a registered broker-dealer. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practice within the brokerage industry.

Basis of accounting

The Company reports the results of its operations and its financial condition using the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Revenue recognition

Security transactions and related gains, losses and expenses are recorded on a settlement date basis by the Company. To conform to accounting principles generally accepted in the United States of America the audited financial statement is adjusted to trade date accounting where appropriate.

Cash flows

The Company recognizes only operating accounts as cash for purposes of reporting cash flows. Net cash flows from operating activities include tax payments of $27,480. There were interest payments of $2,847 made in 2007. Non-cash investing activities include an increase in cash value of life insurance over premiums paid of $566 in 2007.

JOE JOLLY & COMPANY, INC.

Notes to Statement of Financial Condition
August 31, 2007

Property and equipment

Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Gains and losses on disposals are credited or charged to operations. Depreciation is provided principally using straight-line and accelerated methods over the estimated useful lives of the assets. Depreciation expense amounted to $23,825 in 2007. Property and equipment, net of accumulated depreciation, consist of the following at August 31, 2007:

Building	$ 52,048
Furniture and fixtures	162,351
Automotive	192,689
Leasehold improvements	6,082
Accumulated depreciation	(260,312)
	$152,858

Income taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, net operating losses, and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax assets and liabilities consist of the following components as of August 31, 2007:

Deferred tax assets:	
Impairment of investments in oil and gas wells	$ 32,675
Deferred tax liabilities:	
Market value adjustment for securities owned	$ 47,060
Depreciation related to investments in oil and gas wells	35,470
Property and equipment	1,738
	$ 84,268

JOE JOLLY & COMPANY, INC.

Notes to Statement of Financial Condition
August 31, 2007

The provision for income taxes is as follows for the year ended August 31, 2007:

Current:	
Federal	$(23,318)
State	(5,521)
Deferred:	
Federal	3,781
State	263
Total provision for income taxes	$(24,795)

The difference between the provision for income taxes and the amount computed by applying the maximum statutory rates to income, before the provision for income taxes, is principally the effect of tax brackets, tax-exempt income, and non-deductible expenses.

Advertising costs

The Company expenses all advertising costs during the period in which they are incurred. During 2007, the Company charged $8,317 to advertising expense.

Pending adoption of accounting standards

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.* This interpretation clarifies the accounting and financial statement reporting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. The interpretation is effective for the Company beginning September 1, 2007. The Company has not yet completed its analysis of the effects of this interpretation and has not determined if the adoption of FIN 48 will have a material impact on its financial statements

Note 2—Cash segregated under federal and other regulations

Cash in the amount of $459,886 at August 31, 2007, has been segregated pursuant to Rule 15c3-3 of the Securities and Exchange Commission (the "SEC") and represents funds deposited by customers as a result of trades or contracts.

Note 3—Uninsured cash balances

The Company maintains its cash balances at a high credit quality financial institution. At various times throughout the year ended August 31, 2007, the Company had cash on deposit with the

financial institution in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

Note 4—Brokers and dealers receivables

The receivables from brokers and dealers represent amounts due for security transactions occurring prior to August 31, 2007. These receivables amounted to $362,000 in 2007.

Note 5—Securities owned and investments in oil and gas wells

Dealer inventory and investment securities are carried at market value and consisted of the following at August 31, 2007.

	Market Value	Cost
State and municipal obligations	$ 2,753,246	$ 2,585,194
Federal obligataions	2,198,548	2,200,000
	$ 4,951,794	$ 4,785,194

Investments in oil and gas wells are carried at their estimated recoverable cost.

Note 6—Commitments

The Company leases various office facilities under operating leases expiring through November 2010. One lease agreement contains an escalation clause, which increases the base rental by the percentage change in the consumer price index annually.

Aggregate minimum future lease commitments are as follows:

Year ending August 31,	
2008	$ 86,859
2009	81,453
2010	79,328
2011	20,101
	$ 267,741

Rental expense amounted to $86,080 in 2007.

JOE JOLLY & COMPANY, INC.

Notes to Statement of Financial Condition
August 31, 2007

Note 7—Profit sharing plan

The Company sponsors a noncontributory profit sharing plan that covers substantially all employees. Contributions to the plan are made at the sole discretion of the Company's Board of Directors and are influenced by tax regulations. No contributions were made to the plan during 2007.

Note 8—Related party transactions

The Company entered into sales transactions with its principal stockholder during the current year. The stockholder purchased three security issues from the Company for a total purchase price of $619,073 and sold one security issue to the Company for a total selling price of $129,840. Such transactions were made in the ordinary course of business on substantially the same terms and conditions as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve any credit risk or present other unfavorable features.

The Company has a note receivable from its principal stockholder. A loan agreement was entered into on November 12, 2002, in which the stockholder agreed to pay the Company a principal sum of $1,000,000 with interest on the unpaid balance. Accrued interest only will be paid annually at a rate of 5 percent, beginning on August 31, 2003, and being due on August 31 of each subsequent year thereafter, with the entire principal balance, together with accrued interest thereon, due and payable in full on August 31, 2007. The note is secured by certain property owned by the stockholder. The note was renewed during the fiscal year ending August 31, 2007, for an additional period of 5 years as approved by the Board of Directors. Accrued interest only will be paid annually at a rate of 5 percent, beginning August 31, 2007, and being due on August 31 of each subsequent year thereafter, with the entire principal balance, together with accrued interest thereon, due and payable in full on August 31, 2012.

Note receivable—stockholder	$1,000,000

In addition, the Company maintains a split-dollar life insurance agreement with the principal stockholder. Under the terms of this agreement, the Company maintains a $200,000 insurance policy on the principal stockholder's life. Upon death of the principal stockholder, the Company is entitled to recover the greater of cash value or premiums paid.

Cash value of life insurance	$ 101,636

Note 9—Regulatory requirements

As a registered broker-dealer, the Company is subject to the SEC's uniform net capital rule. The Company is prohibited from engaging in any securities transactions when its "net capital" is less than the greater of $100,000 or 6-2/3 percent of its "aggregate indebtedness." At August 31,

JOE JOLLY & COMPANY, INC.

Notes to Statement of Financial Condition
August 31, 2007

2007, the Company had net capital of $5,686,507 which was $5,586,507 in excess of the minimum of net capital required.

Note 10—Annual audit report

The audited financial statement of the Company, for the most recent audit period is available at the principal office of the Company, and will be mailed upon written request pursuant to SEC Rule 17a-5.



Donaldson, Holman & West, P.C.

Certified Public Accountants • Business and Financial Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Joe Jolly & Company, Inc.
Birmingham, Alabama

In planning and performing our audit of the financial statement of Joe Jolly & Company, Inc. (the "Company"), for the year ended August 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public

3500 Blue Lake Drive, Suite 325, Birmingham, Alabama 35243-1977
TEL 205/278-0001 • FAX 205/278-0003 • www.dhwcpa.com

Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the SEC, the New York Stock Exchange, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Donaldson, Holman & West, PC

October 29, 2007

END